UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 24, 2009

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒   Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 24 February 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

Company Secretariat

BHP Billiton Limited	BHP Billiton Plc
180 Lonsdale Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1BH UK
GPO Box 86
Melbourne Victoria 3001 Australia	Tel +44 20 7802 4000
Tel +61 1300 55 47 57 Fax +61 3 9609 4372	Fax +44 20 7802 4111
bhpbilliton.com	bhpbilliton.com

25 November 2008

To: Australian Securities Exchange	cc: New York Stock Exchange Swiss Stock Exchange Deutsche Bank UBS Zurich

Olympic Dam Site Presentation

On 31 October 2008, BHP Billiton released an Olympic Dam Site Presentation to the market which included information on the Yeelirrie uranium deposit. Slide 61 of that presentation provided tonnage and grading and advised that this resource needed to be upgraded to compliancy with the Australasian Code for reporting of Mineral Resources and Ore reserves (the JORC Code).

A replacement Slide 61 is attached which is compliant with the JORC Code.

Fiona Smith

Deputy Company Secretary.

A member of the BHP Billiton Group, which is headquartered in Australia

Registered Office: Level 27, 180 Lonsdale Street, Melbourne, Victoria 3000, Australia

ABN 49 004 028 077

Registered in Australia

Yeelirrie: A large undeveloped resource

Good news

Australia’s second largest undeveloped uranium target

130km North of BHP Billiton’s Mount Keith infrastructure

100% BHP Billiton owned

Discovered in early 1970’s

State agreement still in place

Yeelirrie Mount Keith Nickel Leinster Nickel

Kalgoorlie Nickel Smelter

Kambalda Nickel Concentrator Fremantle Port Kwinana Nickel Refinery Esperance Port Ravensthorpe Nickel

What’s Next?

Upgrade target to JORC compliant

Update feasibility study to determine the preferred development path

Slide 1